Exhibit 99.1

January 20, 2022	News Release 22-02

Pretivm Announces Shareholder Approval of Plan of Arrangement at

Special Meeting and Provides Transaction Update

Vancouver, British Columbia, January 20, 2021; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) today announced that the Company’s Securityholders (as defined below) approved the previously announced acquisition of Pretivm by Newcrest Mining Limited (ASX/TSX/PNGX: NCM) (“Newcrest”) by way of a plan of arrangement (the “Transaction”) at a special meeting of Securityholders held earlier today (the “Meeting”).

The special resolution approving the Transaction was approved by 95.48% of the votes cast by Pretivm’s shareholders and holders of options to acquire shares of the Company (collectively, the “Securityholders”), present virtually or represented by proxy at the Meeting, voting together as a single class.

Transaction Details

Under the terms of the Transaction, Pretivm shareholders were able to elect, prior to 5:00 p.m. (Vancouver time) on January 18, 2022, to receive C$18.50 per Pretivm share in cash (the “All Cash Consideration”) or 0.8084 Newcrest shares per Pretivm share, representing share consideration of C$18.50 based on the Canadian dollar equivalent of the 5 day volume-weighted-average-price (VWAP) of Newcrest shares on the Australian Securities Exchange (ASX) ending on November 8, 2021 (the “All Share Consideration”), subject to proration to ensure aggregate cash and Newcrest share consideration each represent 50% of total transaction consideration. Pretivm shareholders who did not make an election will receive the default consideration of C$9.25 per Pretivm share in cash and 0.4042 Newcrest shares per Pretivm share (the “Default Consideration” and together with the “All Cash Consideration” and the “All Share Consideration”, the “Consideration”).

Based on the 187,937,059 Pretivm shares outstanding on January 18, 2022, valid elections representing approximately 50.51% of the outstanding Pretivm shares were received by the election deadline. As a result, all holders of Pretivm shares who made an election will be subject to the following proration:

•	Pretivm shareholders who elected to receive the All Cash Consideration will receive approximately C$10.81 in cash and 0.3357 Newcrest shares per Pretivm share; and
•	Pretivm shareholders who elected to receive the All Share Consideration will receive 0.8084 Newcrest shares per Pretivm share.

Information regarding the procedure for exchange of shares for Consideration is provided in the Company’s management information circular dated December 16, 2021 related to the Meeting (the “Circular”). The Circular and accompanying letter of transmittal and election form (the “Letter of Transmittal”) are available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction. Registered Pretivm shareholders who have not already done so must complete and sign the Letter of Transmittal and return it, together with the certificate(s)/DRS advice(s) representing their shares and any other required documents and instruments, in accordance with the procedures set out in the Letter of Transmittal. Non-registered Pretivm shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository (each, an “Intermediary”) who have not already submitted a Letter of Transmittal should contact their Intermediary for instructions and assistance in receiving the Consideration.

Regulatory Approval

The Transaction remains subject to final approval by the Toronto Stock Exchange (“TSX”) and the Supreme Court of British Columbia (the “Court”) and receipt of clearance under the Investment Canada Act and other customary conditions. As of the date hereof, the Transaction has received approval under the Competition Act (Canada), through the issuance of an advance ruling certificate by the Commissioner of Competition on December 2, 2021, and clearance from the State Administration for Market Regulation of the People’s Republic of China on January 14, 2022. The Court hearing for the final order to approve the Transaction is currently scheduled to take place on January 25, 2022 and the Transaction is expected to close in the first quarter of 2022. Following completion of the Transaction, Pretivm’s shares will be delisted from the TSX and the New York Stock Exchange. An application will also be made for the Company to cease to be a reporting issuer in the applicable jurisdictions upon closing of the Transaction.

Additional information regarding the terms of the Transaction are set out in the Circular which is available under Pretivm’s profile at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.pretivm.com/investors/Newcrest-Transaction.

About Pretivm

Pretivm is an intermediate gold producer with the 100%-owned, high-grade gold underground Brucejack Mine located in northwestern BC. We strive for operating excellence and our first priority is the health and safety of our employees, contractors and neighbouring communities. We are committed to the principles of sustainable development and conducting our activities in an environmentally and socially responsible manner.

Pretivm Contact

Pretium Resources Inc.

Troy Shultz, Director, Investor Relations & Corporate Communications

(604) 558-1784

invest@pretivm.com

Media Contact

Alan Bayless, Longview Communications and Public Affairs

604-417-9645

abayless@longviewcomms.ca

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(SEDAR filings: Pretium Resources Inc.)

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates’, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information contained herein includes but is not limited to: the consummation and timing of the Transaction; the satisfaction of the conditions precedent to the Transaction; timing, receipt and anticipated effects of court and regulatory approvals; and discussion of future plans, projects, objectives, estimates and forecasts and the timing related thereto.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, failure to receive the required court and outstanding regulatory approvals to effect the Transaction; changes in laws, regulations and government practices; the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce and the operations and workforce of Newcrest; future price of gold and silver and other metal prices; market competition, the geopolitical, economic, permitted and legal climate that we operate in and such other risks as are identified in Pretivm’s public disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein and in the Pretivm Disclosure Documents); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; our ability to obtain the required court and regulatory approvals in a timely matter, if at all; our ability to satisfy the terms and conditions precedent of the Arrangement Agreement in order to consummate the Transaction; Newcrest’s ability to obtain all necessary permits, licenses and regulatory approvals for operations in a timely manner, if at all; the adequacy of our and Newcrest’s financial resources; sustained labour stability and availability of equipment; the maintenance of positive relations with local communities and First Nations groups; favourable equity and debt capital markets; and stability in financial capital markets. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.